Exhibit 12.1

Ratio of Earnings to Fixed Charges

(in thousands)

	Year ended December 31,
	2010	2009
Net Income	$(53,475)	$(28,573)
Income taxes	10,392	4,382

EBIT	(43,083)	(24,191)
Fixed charges	31,010	18,625
Less capitalized expenses related to indebtedness	(3,579)	(6,356)

Earnings	(15,652)	$(11,922)

Interest expense	27,013	11,589
Amortization of debt issuance cost and bond discount	3,579	6,356
Rental expenses representative of an interest factor	418	680

Fixed Charges	31,010	$18,625

Ratio of Earnings to Fixed Charges (deficiency) (1)	$(46,662)	$(30,547)

(1)	Ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For purposes of this calculation, “earnings” is income before income taxes plus fixed charges less capitalized interest. “Fixed charges” is interest expense plus capitalized interest. This calculation is different from the fixed charge coverage ratio as defined in the footnotes to the financial statements.